Mr. Rysavy serves as Chairman and Chief Executive Officer of Gaiam, Inc. and has direct beneficial ownership of 868,682 shares of the Class A common stock and 5,400,000 shares of the Class B common stock of Gaiam, together representing approximately 25% of Gaiam’s outstanding equity and in excess of 50% of Gaiam’s voting power. Prior to the completion of the initial public offering of Real Goods Solar, Inc.’s Class A common stock, Gaiam has direct beneficial ownership of 100% of the Class A common stock and of the Class B common stock of Real Goods Solar. After the completion of the initial public offering of 5,000,000 shares of Real Goods Solar’s Class A common stock, Gaiam will have direct beneficial ownership of 7,846,707 shares of the Class A common Stock and 2,153,293 shares of the Class B common stock of Real Goods Solar, Inc., together representing approximately 66.7% of Real Goods’ outstanding equity and 85.5% of Real Goods’ voting power. By virtue of the offices he holds and his stock ownership, Mr. Rysavy may be deemed to control Gaiam, and may also be deemed to have indirect beneficial ownership of, and a pecuniary interest in, the shares of Class A common stock and Class B common stock of Real Goods directly beneficially owned by Gaiam; however, Mr. Rysavy disclaims such beneficial ownership of and such pecuniary interest in all such shares of Real Goods directly beneficially owned by Gaiam.